

ANJ 3/21/02

T 3 5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 28 2002 354

SEC FILE NUMBER
8- 52105

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exhange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Henderson Global Investors Equity Planning,Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

737 North Michigan Avenue
(No. and Street)

Chicago (City) IL (State) 60611 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

200 Clarendon Street (Address) Boston (City) MA (State) 02116-5072 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

 Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

ANJ 3/21/02

OATH OR AFFIRMATION

I, Douglas G. Denyer, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Henderson Global Investors Equity Planning, Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Treasurer, Financial Principal

Title

Notary Public

PENNY M. FRYER
NOTARY PUBLIC
MY COMMISSION EXPIRES OCT. 31, 2004

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Audited Financial Statements And Other Financial Information

Henderson Global Investors Equity Planning Inc.
(formerly known as Henderson Investors Equity Planning, Inc.)
Years ended December 31, 2001 and 2000

Henderson Global Investors Equity Planning Inc.
(formerly known as Henderson Investors Equity Planning, Inc.)

Audited Financial Statements and Other Financial Information

Year ended December 31, 2001 and 2000

Contents



■ Ernst & Young LLP
Goodwin Square
225 Asylum Street
Hartford, Connecticut 06103

■ Phone: (860) 247-3100
www.ey.com

Report of Independent Auditors

To the Board of Directors and Stockholder of
Henderson Global Investors (North America) Inc.

We have audited the accompanying statement of financial condition of Henderson Global Investors Equity Planning Inc. (formerly known as Henderson Investors Equity Planning, Inc.) as of December 31, 2001 and 2000, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Henderson Global Investors Equity Planning, Inc. at December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ernst + Young LLP

January 11, 2002

Henderson Global Investors Equity Planning Inc.
(formerly known as Henderson Investors Equity Planning, Inc.)

Statements of Financial Condition

December 31, 2001 and 2000

	2001	2000
ASSETS		
Cash	**$ 23,333**	$ 6,134
Prepaid expenses	**2,378**	3,345
Other receivables	**-**	60
Total assets	**$ 25,711**	$ 9,539
LIABILITIES AND STOCKHOLDER'S EQUITY		
Accrued expenses	**$ 8,000**	$ -
Total liabilities	**8,000**	-
Common stock, no par value, 100 shares authorized, issued and outstanding	**100**	100
Capital surplus	**109,840**	79,900
Accumulated deficit	**(92,229)**	(70,461)
Total stockholder's equity	**17,711**	9,539
Total liabilities and stockholder's equity	**$ 25,711**	$ 9,539

The accompanying notes are an integral part of these financial statements.

Henderson Global Investors Equity Planning Inc.
(formerly known as Henderson Investors Equity Planning, Inc.)

Statements of Operations

Years ended December 31, 2001 and 2000

	2001	2000
Expenses		
Professional fees	$ **14,962**	$ 57,145
Outside services	**3,252**	2,875
Other general and administrative	**3,554**	1,043
Total expenses	**21,768**	61,063
Net loss	**$ (21,768)**	$ (61,063)

The accompanying notes are an integral part of these financial statements.

Henderson Global Investors Equity Planning Inc.
(formerly known as Henderson Investors Equity Planning, Inc.)

Statements of Changes in Stockholder's Equity

Years ended December 31, 2001 and 2000

	Common Stock	Capital Surplus	Accumulated Deficit	Total
Balance at December 31, 1999	$ 100	$ 19,900	$ (9,398)	$ 10,602
Net loss			(61,063)	(61,063)
Capital contribution		60,000		60,000
Balance at December 31, 2000	$ 100	$ 79,900	$ (70,461)	$ 9,539
Balance at December 31, 2000	$ 100	$ 79,900	$ (70,461)	$ 9,539
Net loss			**(21,768)**	**(21,768)**
Capital contribution		**29,940**		**29,940**
Balance at December 31, 2001	**$ 100**	**$ 109,840**	**$ (92,229)**	**$ 17,711**

The accompanying notes are an integral part of these financial statements.

Henderson Global Investors Equity Planning Inc.
(formerly known as Henderson Investors Equity Planning, Inc.)

Statements of Cash Flows

Years ended December 31, 2001 and 2000

	2001	2000
Cash flows from operating activities		
Net loss	$ (21,768)	$ (61,063)
Adjustment to reconcile net loss to net cash provided by (used in) operating activities		
Decrease (increase) in assets:		
Prepaid expense	967	(3,345)
Other receivables	60	(60)
Decrease (increase) in liabilities:		
Accrued expense	8,000	-
Total adjustments	9,027	(3,405)
Net cash used in operating activities	(12,741)	(64,468)
Cash flows provided by financing activities		
Capital contribution from parent	29,940	60,000
Net cash provided by financing activities	29,940	60,000
Increase (decrease) in cash	17,199	(4,468)
Cash, beginning of year	6,134	10,602
Cash, end of year	$ 23,333	$ 6,134

The accompanying notes are an integral part of these financial statements.

Henderson Global Investors Equity Planning Inc.
(formerly known as Henderson Investors Equity Planning, Inc.)

Notes to Financial Statements

December 31, 2001

1. Organization and Operations

Henderson Investors Equity Planning, Inc. (formerly known as Henderson Investors Equity Planning, Inc.) (HIEPI) was incorporated on April 29, 1999, and on that same date, Henderson Global Investors (North America) Inc. (HGINA) acquired 100% of its outstanding stock. On March 13, 2000, HIEPI was granted membership in the National Association of Securities Dealers (NASD), and concurrently on that same date, was registered as a Broker Dealer with the United States Securities and Exchange Commission.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and related notes. Actual results could differ from those estimates.

Income Taxes

HGIEPI accounts for federal and state income taxes using the liability method required by Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." The liability method requires income taxes to be recognized based on income taxes currently payable and the change in deferred taxes. Deferred taxes are recognized on the temporary differences between the financial statement and tax bases of assets and liabilities at enacted tax rates as of the dates the differences are expected to reverse.

Henderson Global Investors Equity Planning Inc.
(formerly known as Henderson Investors Equity Planning, Inc.)

Notes to Financial Statements (continued)

3. Net Capital Requirements

Pursuant to the net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provision. At December 31, 2001 and 2000, the Company had net capital of $15,333 and $6,134, respectively. The net capital requirement was $5,000 for December 31, 2001 and 2000.

4. Income Taxes

The components of net deferred income tax assets as of December 31, 2001 and 2000 are as follows:

	2001	**2000**
Total deferred income tax assets	**$ 36,892**	$ 28,184
Less valuation allowance	**(36,892)**	(28,184)
	$ -	$ -

Deferred income tax assets result from the capitalization of start-up costs for tax purposes.

Henderson Global Investors Equity Planning Inc.
(formerly known as Henderson Investors Equity Planning, Inc.)

Schedule I—Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2001

Computation of net capital	**2001**
Total ownership equity (from statement of financial condition)	$ 17,711
Total ownership equity qualified for net capital	$ 17,711
Deductions and/or adjustments:	
Nonallowable assets:	
Prepaid expenses	(2,378)
Other receivables	-
Net capital	$ 15,333
Computation of basic net capital requirement	
Net capital requirement (pursuant to Rule 15c3-1(a)(2)(vi))	$ 5,000
Excess net capital	$ 10,333

Henderson Global Investors Equity Planning Inc.
(formerly known as Henderson Investors Equity Planning, Inc.)

Schedule II—Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2001

The activities of the Company are limited to those prescribed in sub-paragraph (k) of the Securities Exchange Act of 1934 Rule 15c3-3, which provides exemption from such Rule.

Henderson Global Investors Equity Planning Inc.
(formerly known as Henderson Investors Equity Planning, Inc.)

Schedule III—Information Relating to the Possession or Control Requirements Pursuant to Rule 15c3-3

December 31, 2001

The activities of the Company are limited to those prescribed in sub-paragraph (k) of the Securities Exchange Act of 1934 Rule 15c3-3, which provides exemption from such Rule.



Ernst & Young LLP
Goodwin Square
225 Asylum Street
Hartford, Connecticut 06103

Phone: (860) 247-3100
www.ey.com

Report of Independent Auditors on Internal Accounting Control Required by SEC Rule 17a-5

Board of Directors
Henderson Global Investors (North America) Inc.

In planning and performing our audit of the consolidated financial statements and supplemental schedules of Henderson Global Investors Equity Planning Inc. (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the consolidated financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following: (i) making quarterly securities examinations, counts, verifications and comparisons, (ii) recordation of differences required by Rule 17a-13 and (iii) complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

January 11, 2002